Exhibit 99.191

FOR IMMEDIATE RELEASE

High Tide Closes Acquisition of Leading CBD E-Commerce Retailer FABCBD

Calgary, AB, May 10, 2021 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA: 2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that it has completed the acquisition (the “Acquisition”) of Fab Nutrition, LLC, operating as FABCBD (“FABCBD”) thus meaningfully increasing its presence within the U.S. e-commerce marketplace for hemp-derived CBD products. The acquisition is just one of a series of recent steps the Company has taken to considerably expand its footprint in the United States market by selling products that are already federally permissible, and demonstrates that High Tide can drive profitability without having to wait for federal cannabis legalization.

The Acquisition was completed pursuant to the terms of the definitive agreement (the “Acquisition Agreement”) previously announced by the Company on May 3, 2021, pursuant to which High Tide has acquired 80% of FABCBD for US$20.64 Million (the “Transaction”) and has been granted a three-year option to acquire the remaining 20% of FABCBD at any time.

The consideration for the 80% of FABCBD which is being acquired by High Tide is comprised of: (i) 15,154,09 common shares of High Tide (“High Tide Shares”) valued at US$8.08 Million (the “Share Consideration”) on the basis of a deemed price per High Tide Share of $0.648, being equal to the volume weighted average price per High Tide Share on the TSXV for the 10 consecutive trading days preceding the closing of the Transaction (“Closing”); and (ii) US$12.56 Million in cash (collectively with the Share Consideration, the “Consideration”). The cash portion of the Transaction has been funded entirely with cash on hand. In addition, pursuant to the Acquisition Agreement the vendor may be entitled to an earn out bonus of US$612,000 in the event that FABCBD exceeds gross revenues of at least US$13,500,000 in 2021, which will be paid, if due, in High Tide Shares based on the volume weighted average price per High Tide Share for the 10 consecutive trading days preceding payment, subject to a maximum of 1,425,106 High Tide Shares. To date, upon Closing, FABCBD has approximately US$500,000 of cash and non-cash working capital and inventory of approximately US$550,000.

In addition to the foregoing, as per the terms of the Acquisition Agreement, FABCBD has granted High Tide an option to acquire all the remaining shares in FABCBD not held by High Tide, thus allowing High Tide to become the sole shareholder of FABCBD (the “Call Option”), at an enterprise value equal to the trailing twelve months of EBITDA multiplied by six. The Call Option will be exercisable at any time for a period of three (3) years from Closing. In addition, High Tide has agreed to grant FABCBD’s founder an option to put to High Tide, the remaining shares in FABCBD not held by High Tide (the “Put Option”), at the same enterprise value of the Call Option. The Put Option will be exercisable by FABCBD’s founder for a period of two (2) years following the first anniversary of Closing. The consideration under the Call Option or the Put Option, if exercised, will be satisfied in High Tide Shares, on the basis of a deemed price per High Tide Share equal to the volume weighted average price per High Tide Share on the TSXV for the 10 consecutive trading days preceding closing of the Call Option or the Put Option, as the case may be.

Pursuant to the Acquisition Agreement, 9,679,778 High Tide Shares, equal to 25% of the Consideration has been placed in escrow for a period of up to 24 months from Closing, with releases scheduled every six months.

Bayline Capital Partners Inc. (“Bayline”) and KPMG LLP served as High Tide’s advisors in connection with the Transaction. In connection with the Transaction, the Company has agreed to pay Bayline, an arm’s length party, an advisory fee equal to 3% of the Consideration, 50% in cash on Closing, and 50% in High Tide Shares, being 462,711 High Tide Shares.

The High Tide Shares issued for the acquisition of FABCBD and to Bayline are subject to a statutory hold period of four months and one day.

Furthermore, High Tide granted 950,000 stock options (the “Options”) to Josh Delaney, founder and CEO of FABCBD (750,000) and an employee of High Tide (200,000), exercisable at $0.60 per High Tide Share for a period of three years.

ABOUT FABCBD

Fab Nutrition, LLC is one of the leading online retailers of hemp-derived CBD products. The company provides a marketplace with a wide variety of high-quality products and formulas, affordable pricing, rapid dependable shipping, and surprisingly personable customer service. The company’s website at www.fabcbd.com.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBIDTA,1 with 85 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smoke Cartel and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to High Tide’s intention and ability to complete the Transaction on the terms and conditions set out in the Acquisition Agreement; the potential effects of the Transaction on the business of High Tide, including the expectation that the Transaction will position High Tide to continue online hemp product/accessories sales in the United States should federal legalization occur in the United States; statements regarding the sale of FABCBD products on High Tide’s existing U.S. e-commerce platforms and the potential sale on its Canadian platforms; and receipt of all requisite regulatory approval, including from the TSXV. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

1 Adjusted EBITDA is a non-IFRS financial measure.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Readers are further cautioned that the assumptions used in the preparation of such forward-looking statements (including, but not limited to, the assumption that (i) High Tide’s financial condition and development plans do not change as a result of unforeseen events, (ii) there will continue to be a demand, and market opportunity, for High Tide’s product offerings, (ii) current and future economic conditions will neither affect the business and operations of High Tide nor High Tide’s ability to capitalize on anticipated business opportunities), although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide’s future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide’s public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

CONTACT INFORMATION

High Tide Inc. Omar Khan Senior Vice President, Corporate and Public Affairs Tel. 1 (647) 985-4401 Email: omar@hightideinc.com	Fab Nutrition, LLC Josh Delaney CEO, Founder Email: josh@fabnutrition.com

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